Exhibit 12.1

Envestnet, Inc.

Ratio of Earnings to Fixed Charges

 (unaudited)

(dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges
Earnings:
Income (loss) before income taxes	$(1,689)	$(40,490)	$8,988	$22,507	$5,712
Add: fixed charges	22,886	21,101	13,979	4,594	2,989
Income (loss) before income taxes and fixed charges	$21,197	$(19,389)	$22,967	$27,101	$8,701

Fixed Charges:
Interest expensed and capitalized (1)	$8,107	$8,638	$4,765	$1,772	$1,288
Amortized premiums, discounts and capitalized expenses related to indebtedness	8,751	8,112	6,394	326	-
An estimate of the interest within rent expense (2)	6,028	4351	2,820	2,496	1,701
Total fixed charges	$22,886	$21,101	$13,979	$4,594	$2,989

Ratio of earnings to fixed charges	0.93	(0.92)	1.64	5.90	2.91

(1)	Amounts represent coupon interest, interest and fees related to the credit facility (as amended) and accretion on contingent consideration and purchase liability.
(2)	Interest is estimated by management to equal one‑third of minimum rent payments under operating leases.

Because we had no shares of preferred stock outstanding during any of the periods presented, we do not separately present the ratio of earnings to combined fixed charges and preferred stock dividends.